Exhibit 99.1

May 27, 2015

Algonquin Power & Utilities Corp.

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

Dear Shareholder,

We invite you to attend the Annual Meeting of Common Shareholders on Tuesday, June 30, 2015. It will be held at the head offices of Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, at 4:00 p.m. (Eastern Time).

The Board of Directors and management are looking forward to meeting with you to discuss the Corporation’s achievements in 2014 and outline some of our plans for the future of Algonquin Power & Utilities. The meeting will provide an opportunity to ask questions and meet with management, the Board of Directors and fellow Shareholders.

At the meeting, Shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular. It contains important information about the business to be conducted at the meeting, the Board of Director nominees, the Board of Director’s corporate governance practices, and our approach to compensation.

It is important that you exercise your vote, either in person at the meeting, or by completing and sending in your proxy or voting instruction form prior to the meeting.

We look forward to seeing you.

Yours Sincerely,

(signed) “Kenneth Moore”	(signed) “Ian Robertson”

Kenneth Moore	Ian Robertson
Chair of the Board of Directors	Chief Executive Officer

It is important to vote your shares.

Please submit your vote before the date indicated on your voting instruction form, or by Monday, June 29, 2015 if voting by proxy.

Notice of Annual Meeting of Common Shareholders of

Algonquin Power & Utilities Corp.

Date Tuesday, June 30, 2015 Time 4:00 p.m. (Eastern Time) Place Algonquin Power & Utilities Corp. 354 Davis Road Oakville, Ontario, L6J 2X1	Business of the Annual Meeting of Common Shareholders
At the meeting, Shareholders will be asked to:
	1.	Receive the financial statements for the year ended December 31, 2014 and the auditor’s report on the statements;
	2.	Appoint the auditor;
	3.	Elect directors;
4.

Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular;

	5.	Consider any other business that may be properly brought before the Annual Meeting of Common Shareholders or any adjournment.
By order of the Board of Directors (signed) “Kenneth Moore” Kenneth Moore Chair of the Board of Directors May 27, 2015

Important

If you are unable to attend the meeting in person, your voting instructions must be received by proxy no later than 4:00 p.m. (Eastern Time) on June 29, 2015. You may vote by proxy using one of the following methods:

Internet:	Go to www.cstvotemyproxy.com and follow the instructions

Email:	Complete, sign, scan, and email the proxy to proxy@canstockta.com

Fax:	Complete, sign, and fax the proxy to 416-368-2502 or 1-866-781-3111

Telephone:	Using a touch-tone telephone, call 1-888-489-5760 and follow the instructions

Mail:	Complete, sign and return the enclosed form of proxy in the envelope provided to:

CST Trust Company
P.O. Box 721
Agincourt, Ontario
M1S 0A1

MANAGEMENT INFORMATION CIRCULAR

May 27, 2015

We are sending you this Management Information Circular to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. for use at our Annual Meeting of Common Shareholders on June 30, 2015, or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a Shareholder as of the close of business on May 19, 2015. We encourage you to review this Circular and exercise your right to vote.

Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the board of directors (“Board of Directors” or “Directors” or “Board”) of the Corporation or by the Corporation’s transfer agent, CST Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

“Algonquin”, “the Corporation”, “we” and “our” means Algonquin Power & Utilities Corp., unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin Power & Utilities Corp.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

The information in this Circular is as of May 27, 2015 unless we have stated otherwise.

Approval of this Circular

The Board of Directors has approved the content and sending of this Management Information Circular.

(signed) “Kenneth Moore”

Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.
May 27, 2015

Caution concerning forward-looking statements and non-GAAP Measures

Forward-looking statements

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to Shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this document and such expectations may change after this date. Algonquin reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP Financial Measures

The terms “adjusted net earnings”, “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) and “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) are used throughout this document. The terms adjusted net earnings, EBITDA and Adjusted EBITDA are not recognized measures under United States Generally Accepted Accounting Principles (“GAAP”). There is no standardized measure of adjusted net earnings, EBITDA and Adjusted EBITDA, consequently Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. Algonquin uses these calculations to monitor the amount of cash generated by Algonquin as compared to the amount of dividends paid by Algonquin. Algonquin uses Adjusted EBITDA to assess the operating performance of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. Algonquin adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Corporation. Algonquin believes that presentation of this measure will enhance an investor’s understanding of Algonquin’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of Algonquin can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. Algonquin uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of Algonquin. Algonquin believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with US GAAP.

Please refer to the Corporation’s most recent Management’s Discussion & Analysis filed on SEDAR at www.sedar.com for a calculation and analysis of adjusted net earnings, EBITDA and Adjusted EBITDA

VOTING INFORMATION

You are asked to vote on the following items:

•	Election of Directors;

•	Appointment of Ernst & Young LLP as auditors; and

•	An advisory resolution to accept the approach to executive compensation disclosed in this Circular.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting, except as otherwise specified.

On May 19, 2015, the record date established for notice of the Meeting, there were 239,516,708 outstanding Common Shares that are eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment, either in person or by proxy.

To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation’s Common Shares, except Emera Incorporated (“Emera”), that directly owns 50,126,766 Common Shares, representing 21% of the outstanding Common Shares. As described in a strategic investment agreement between Emera and the Corporation, Emera has control and direction of the Common Shares directly owned by Emera that represent 15% of the outstanding Common Shares, while the remaining Common Shares owned by Emera are subject to contractual obligations generally requiring Emera to vote in favour of matters recommended by the Board of Directors for approval by Shareholders of the Corporation.

VOTING INSTRUCTIONS

You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions below based on whether you are a registered or non-registered Shareholder.

Non-registered Shareholders

You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.

The Corporation has distributed copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or CST Trust Company, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

Voting in person at the Meeting

We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:

•	Strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided.

•	Do not fill in the voting instructions because you will be voting at the meeting.

•	When you arrive at the Meeting, present yourself to a representative at the registration table.

A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.

Changing your vote

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Registered Shareholders

You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder of Algonquin. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

Voting at the Meeting

•	You do not need to complete or return your form of proxy if you plan to vote at the Meeting.

•	Simply attend the Meeting and present yourself to a representative at the registration table.

•	You will be provided with ballots in order to vote at the Meeting.

Changing your vote

A Shareholder who has given a proxy may revoke the proxy by delivering a signed written notice, including another proxy, to the Corporation as provided below. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.

Processing the votes

Proxies are counted by our transfer agent, CST Trust Company. CST Trust Company protects the confidentiality of individual Shareholder votes, except if:

•	the Shareholder clearly intends to communicate his or her individual position to the Board or management; or

•	it is necessary to comply with legal requirements.

Voting results

Following the Meeting, a report on the voting results will be available in the investor centre of our website at www.algonquinpowerandutilities.com and will be filed with securities regulators at www.sedar.com.

Meeting minutes

The minutes of the Meeting will be available in the investor centre of our website at www.algonquinpowerandutilities.com and printed copies may be obtained free of charge from the Corporation by contacting: Chief General Counsel & Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, Canada L6J 2X1.

To be effective, proxies must be deposited with the Corporation not later than 4:00 p.m. (Eastern Time) on June 29, 2015 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

You may vote by proxy using one of the following methods:

Internet:	Go to www.cstvotemyproxy.com and follow the instructions

Email:	Complete, sign, scan, and email the proxy to proxy@canstockta.com

Fax:	Complete, sign, and fax the proxy to 416-368-2502 or 1-866-781-3111

Telephone:	Using a touch-tone telephone, call 1-888-489-5760 and follow the instructions

Mail:	Complete, sign and return the enclosed form of proxy in the envelope provided to:

CST Trust Company
P.O. Box 721
Agincourt, Ontario
M1S 0A1

MATTERS TO BE ACTED ON AT THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2014 are included in the Annual Report. The Annual Report has been mailed to Shareholders, is available in electronic format on Algonquin’s website at www.algonquinpowerandutilities.com, and will also be presented at the Meeting.

2.	Appointment of Auditor

The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit and recommends the re-appointment of Ernst & Young LLP as Auditors. Ernst & Young LLP have been auditors of the Corporation since 2013.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed.

3.	Election of Directors

The Corporation’s articles provide that the Board is to consist of a minimum of three (3) and maximum of twelve (12) directors. The number of Directors to be elected at the Meeting is eight (8). The eight (8) persons proposed for nomination for election as Directors are listed in the “Director Nominees” section of this circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this circular, each of whom has been a Director since the date indicated opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

4.	Advisory Vote on Executive Compensation

In 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for Boards of Directors published by the Canadian Coalition for Good Governance.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Shareholders should review the “Message to Shareholders” beginning on page 27, “Corporate Governance Practices” section beginning on page 15, and “Compensation Governance” section beginning on page 22 of this Circular before voting on this matter. The “Compensation Discussion and Analysis” section beginning on page 30 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the compensation committee of the Board (“Compensation Committee”).

We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the corporate governance committee of the Board (“Corporate Governance Committee”) at Algonquin Power & Utilities Corp., 354 Davis Drive, Oakville, Ontario, L6J 2X1, Attention: Chief General Counsel & Corporate Secretary.

At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “A” of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

DIRECTOR NOMINEES

The following pages set forth the name and background information with respect to the eight (8) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five (5) years and a summary of their experience, the date each such person was first elected as a Director, and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Common Shares held by Directors and officers of the Corporation is 987,442 which represents 0.4% of the issued and outstanding Common Shares.

Majority Voting for Election of Directors

In 2011, the Board adopted a majority voting policy with respect to the election of Directors. In March 2014, the Board adopted amendments to the policy to comply with amendments to the TSX Company Manual that came into effect on June 30, 2014.

Under the Corporation’s majority voting policy, as amended, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board will, within 90 days of the Shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation will become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

(a)	the Corporation will issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(b)	the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of Shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders of the Corporation; or (iii) call a special meeting of the Shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered.

Following any uncontested meeting at which Directors are elected, the Corporation will issue a news release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.

The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In 2014, individual Directors received support from Shareholders, and since the adoption of the Majority Voting Policy, all Director nominees have received a majority “for” vote at the Corporation’s meetings of Shareholders.

Director Profiles

Independent

Director since: 2009(1)

Age: 64

Toronto, Ontario

Canada

Christopher Ball

Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are investment banking boutique firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, and is a recipient of the Clean Energy BC Lifetime Achievement Award.

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member	11/11	100%	None

Audit Committee chair	6/6	100%

Compensation Committee Member	5/5	100%

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets security ownership guideline
2014	24,200	22,691	448,193	Yes
2013	24,200	16,791	338,424
Change	—	5,900	109,769

(1)	Prior to becoming a director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Independent

Director since: 2009(1)

Age: 57

Wellington, Nova

Scotia, Canada

Christopher Huskilson

Christopher Huskilson has been the President and Chief Executive Officer of Emera, a North American energy and services company, since November 2004. He is also chair of Emera Maine, a Director of Nova Scotia Power Inc. and serves as the chair or as a director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member	11/11	100%	•	Emera Incorporated

Governance Committee Member	2/2	100%	•	Emera affiliated boards:

Compensation Committee Member	5/5	100%		Emera (Caribbean) Inc.

				Nova Scotia Power Inc.

				ICD Utilities Limited

Securities Held as at December 31
Year	Common Shares (#)		DSUs (#)		Value of shares and DSUs ($)	Meets security ownership guideline
2014	Nil	(2)	N/A	(3)	—	N/A	(2)
2013	Nil	(2)	N/A	(3)	—
Change	—		—		—

(1)	Prior to becoming a Director of the Corporation, from July 2009 to October 2009, Mr. Huskilson served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)	Mr. Huskilson is the President and Chief Executive Officer of Emera which owns 50,126,766 Common Shares of the Corporation. The Board determined that the guidelines are not applicable to Mr. Huskilson personally.
(3)	Director fees can be paid in part by the issuance of DSUs, as elected by each director. Director fees owed to Mr. Huskilson are paid directly to Emera. As a result no DSUs are held by Mr. Huskilson.

Non-Independent

(Vice Chair of Algonquin)

Director since: 2010

Age: 56

Oakville, Ontario

Canada

Christopher Jarratt

Christopher Jarratt has over 25 years of experience in the independent electric power and utility sectors. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is the predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Since 2010, Mr. Jarratt has been a Board member and served as Vice Chair of APUC. Prior to 1988, Mr. Jarratt was a founder and principal of a consulting firm specializing in renewable energy project development and environmental approvals. Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds an Ontario Professional Engineering designation. In 2009, Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dr. (Chartered Director). In addition, Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member	11/11	100%	None

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares ($)	Meets security ownership guideline
2014	413,926	N/A	3,956,387	Yes
2013	412,131	N/A	3,694,224
Change	1,795	—	262,163

(1)	Mr. Jarratt owns 302,974 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

Independent Chair

Director since: 2009(1)

Age: 56

Toronto, Ontario

Canada

Kenneth Moore

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member (chair)	11/11	100%	None

Audit Committee Member	6/6	100%

Governance Committee Member	2/2	100%

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets security ownership guideline
2014	18,000	59,902	744,603	Yes
2013	18,000	38,073	490,448
Change	—	21,829	254,155

(1)	Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Non-Independent

(CEO of Algonquin)

Director since: 2010

Age: 55

Oakville, Ontario

Canada

Ian Robertson

Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to APUC. Mr. Robertson has over 23 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Commencing in 2013, Mr. Robertson has served on the Board of Directors of the American Gas Association.

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member	11/11	100%	None

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares ($)	Meets security ownership guideline
2014	436,273	N/A	4,169,985	Yes
2013	432,250	N/A	3,735,960
Change	4,023	—	434,025

(1)	Mr. Robertson directly owns 331,537 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

Independent

Director since: 2014

Age: 60

Dana Point,

California, United States

Masheed Saidi

Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Ms. Saidi is an Executive Consultant of Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of US Transmission for National Grid USA, for which she was responsible for all aspects of US transmission business. Ms. Saidi previously served on the Board of Directors on the Northeast Energy and Commerce Association and served as chairman of the board for the non-profit organization Mary’s Shelter. She earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. She is a Registered Professional Engineer (P.E.)

Board/Committee Membership	Attendance(1)	Total %	Other public company boards
Board Member	8/8	100%	None

Governance Committee Member	2/2	100%

Compensation Committee Member	2/2	100%

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets security ownership guideline
2014	1,000	—	9,558	Target 2019	(2)
2013	—	—	—
Change	1,000	—	9,558

(1)	Ms. Saidi was appointed to the Board of Directors, and Governance and Compensation Committees in June 2014. She attended all Board and committee meetings held in 2014 following the date of her appointment.
(2)	Ms. Saidi became a director in 2014 and has until 2019 to achieve ownership targets under the guideline.

Independent

Director since: 2014

Age: 59

Las Vegas, Nevada, United States

Dilek Samil

Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco, Ms. Samil spent about 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

Board/Committee Membership	Attendance(1)	Total %	Other public company boards
Board Member	7/7	100%	None

Audit Committee Member	1/1	100%

Securities Held as at December 31
Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets security ownership guideline
2014	—	—	—	Target 2019	(2)
2013	—	—	—
Change	—	—	—

(1)	Ms. Samil was appointed to the Board of Directors and Audit Committee in October 2014. She attended all Board and Audit Committee meetings held in 2014 following the date of her appointment.
(2)	Ms. Samil became a director in 2014 and has until 2019 to achieve ownership targets under the guideline. Subsequent to the end of 2014, Ms. Samil purchased 5,000 Common Shares.

Independent

Director since: 2009(1)

Age: 65

Aurora, Ontario

Canada

George Steeves

George Steeves is the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Board/Committee Membership	Attendance	Total %	Other public company boards
Board Member	11/11	100%	None

Governance Committee Member	2/2	100%

Securities Held as at December 31
Year	Common Shares (#)		DSUs (#)	Value of shares and DSUs ($)	Meets security ownership guideline
2014	17,241	(2)	27,648	438,616	Yes
2013	17,241	(2)	19,922	319,224
Change	—		7,726	119,392

(1)	Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)	Mr. Steeves’ directly owns 14,327 Common Shares and Mr. Steeves’ spouse owns 2,914 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

Meeting Attendance

In order to govern effectively, Directors are expected to attend all Board meetings, all of their committee meetings, and the annual meeting of Shareholders. Directors can participate by telephone if they are unable to attend meetings in person. The Board must have a majority of directors in attendance to hold a meeting and transact business. In 2014, the Board and committees met in camera without management present at all meetings and the independent directors met in camera at each Board meeting.

The following table shows the number of the Board of Directors, and Audit, Governance, and Compensation Committee meetings each director attended in 2014. All directors attended the 2014 annual meeting. Board committees operate independently of management, so the CEO and Vice Chair are not members of any Board committee. In addition, there were a total of 16 other meetings held in 2014 that were attended by various Board members.

Name	Independent	Board		Audit Committee		Compensation Committee		Governance Committee
Christopher Ball	Yes	11 of 11	100%	6 of 6	100%	5 of 5	100%	N/A	N/A
Christopher Huskilson	Yes	11 of 11	100%	N/A	N/A	5 of 5	100%	2 of 2	100%
Christopher Jarratt	No	11 of 11	100%	N/A	N/A	N/A	N/A	N/A	N/A
Kenneth Moore	Yes	11 of 11	100%	6 of 6	100%	N/A	N/A	2 of 2	100%
Ian Robertson	No	11 of 11	100%	N/A	N/A	N/A	N/A	N/A	N/A
Masheed Saidi(1)	Yes	8 of 8	100%	N/A	N/A	2 of 2	100%	1 of 1	100%
Dilek Samil(1)	Yes	7 of 7	100%	1 of 1	100%	N/A	N/A	N/A	N/A
George Steeves	Yes	11 of 11	100%	N/A	N/A	N/A	N/A	2 of 2	100%

(1)	Ms. Saidi and Ms. Samil were appointed to the Board of Directors, and committees in June 2014 and October 2014, respectively. They attended all Board and relevant committee meetings held in 2014 following their dates of appointment.

2014 Director Voting Results

The table below shows the voting results for each of the nominated directors who stood for election at our 2014 annual meeting of Shareholders.

Name	Independent	% Voted For	% Withheld
Christopher Ball	Yes	98.68%	1.32%
Christopher Huskilson	Yes	75.27%	24.73%
Christopher Jarratt	No	88.52%	11.48%
Kenneth Moore	Yes	99.12%	0.88%
Ian Robertson	No	88.55%	11.45%
Masheed Saidi	Yes	99.82%	0.18%
George Steeves	Yes	99.12%	0.88%

Board Diversity

The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries, and at the Board of Directors level. We believe a board with a diverse mix of experience, backgrounds, gender, age, and geographic areas representing the locations where we do business has a positive impact on governance and the Corporation. The Corporate Governance Committee reviews Board diversity every year as part of its review of the composition of the Board of Directors. The Corporate Governance Committee recommends ways to enhance diversity, which can include representative targets for gender, geography, and age.

Female Representation

To ensure there is sufficient gender diversity on the Corporation’s Board of Directors, the Corporation has nominated two female Directors for election at the Meeting. The list of Director nominees includes two women out of eight Director nominees, or 25% per cent. The two nominees have extensive experience in the regulated utility industry and also bring geographic diversification to the Board of Directors.

Director Skills Matrix

The following chart outlines the key areas of expertise and experience for each Director nominee.

	Total	Christopher Ball	Christopher Huskilson	Christopher Jarratt	Kenneth Moore	Ian Robertson	Masheed Saidi	Dilek Samil	George Steeves

Independent: In accordance with Section 1.4 of National Instrument 52-110	6	●	●		●		●	●	●

CEO/Senior Executive: CEO or senior executive experience with large publicly traded organization	5		●	●		●	●	●

Governance/Other Directorships: Director of public company and/or significant governance role	6		●	●	●	●		●	●

Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	7	●	●	●	●	●	●	●

Energy Sector: Senior executive experience in the energy sector	7	●	●	●		●	●	●	●

Utility Sector: Senior executive experience in the utility sector	6		●	●		●	●	●	●

Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	8	●	●	●	●	●	●	●	●

Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	6	●	●	●		●	●	●

Financial: Senior financial executive experience	6	●	●		●	●		●	●

Legal and Regulatory: Legal and regulatory experience	6		●	●	●	●	●	●

Director Development

The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.

Orientation

New Directors are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allows them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and Chief Executive Officer, the Chief Financial Officer and other executive officers or leaders of key subsidiaries. The chair also attends one-on-one orientation meetings with a new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meeting with the Corporation’s auditors and meeting with Corporate counsel.

A reference manual is provided to new Directors in advance of the orientation sessions which includes the following:

•	Public disclosure documents including Annual Reports, recent annual and interim Management’s Discussion & Analysis, Financial Statements, Management Information Circular and Annual Information Form;

•	Governance documents including Board and committee charters, policies and guidelines; and

•	Other documents such as strategic plan and business plan, guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of committee meetings

Continuing Education for Directors

Directors are provided the opportunity to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors of the Corporation. Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received education materials about specific topics in 2014 as follows:

Education Presentations	Participants

Presentation on battery storage technology	All members of the Board of Directors

Presentation by Ernst & Young on accounting and tax treatment for wind power generating facilities	All members of the Board of Directors

Presentation on insurance risk management strategies	All members of the Board of Directors

Presentation on corporate responsibility and social media	All members of the Board of Directors

Presentation on cyber security and related risks	All members of the Board of Directors

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”).

Corporate Governance Highlights

Highlights

The chair of the Board, chair of the Audit Committee, and chair of the Corporate Governance Committee are independent in accordance with National Instrument 52-110 – Audit Committees.

The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in the strategic plan.

The Board oversees the Corporation’s risk management.

The Board has a written mandate for the chair of the Board, the chair of committees and the CEO.

New Directors receive a formal orientation process.

New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Corporation’s strategy.

All Directors are provided support for continuing education to familiarize them with the businesses, investments and risks of the Corporation to enhance their contribution as Directors of the Corporation.

Creating a culture of integrity begins with the tone at the top. Directors, officers and employees are required annually to sign an acknowledgement that they have reviewed and understand the Corporation’s Code of Conduct and Business Ethics.

The Corporation has a policy whereby all meetings of the Board of Directors and all committees provide an opportunity for an in-camera session at which management of the Corporation is not present.

The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management advances the succession planning for the Corporation.

The Board annually assesses its performance in order to find ways to improve its effectiveness and the performance of the chair, individual Directors and the Board committees.

Board of Directors

The Corporation’s articles provide that the Board have a minimum of three (3) and maximum of twelve (12) directors. The Board has decided that eight (8) directors are to be elected at the 2015 annual meeting.

Independence

The Board has determined that in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) all nominees, with the exception of Messrs. Robertson and Jarratt, are considered “independent” within the meaning of NI 52-110. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chair, respectively, are the only Directors employed by the Corporation. Mr. Ken Moore, the chair of the Board, is independent within the meaning of NI 52-110.

Independent Chair

Mr. Ken Moore, the chair of the Board, is an independent Director. The position description of the chair of the Board requires that the chair be independent.

Directors’ Membership on Other Public Company Boards

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. Mr. Christopher Huskilson currently serves as a director on the board of directors of Emera, and on Emera affiliated boards Emera (Caribbean) Incorporated, Nova Scotia Power Inc., and ICD Utilities Limited.

Mandate

The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule “B”.

Strategic Planning

The executive management in collaboration with the Board develops a strategic plan which is presented to the Directors at a mid-year strategic meeting for approval by the Board. The development of the annual strategic plan includes input and presentations from levels of management other than executive management with the objective of introducing such individuals to the Board members and vice versa. Pursuant to the Mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board. Directors participate in the development of the corporate strategy which determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.

Risk Management

The Board of Directors is responsible for overseeing risk. Pursuant to the Mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks faced by the Corporation. The Mandate of the Board of Directors details the responsibility of the Board by reviewing the implementation by management of systems to manage risks and review reports by management relating to the operation of and any material deficiencies in these systems. In addition, the Board verifies that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for such controls.

An enterprise risk management (ERM) framework is embedded across the organization that systematically and broadly identifies, assesses, and mitigates the key strategic, operational, financial, and compliance risks that may impact the achievement of our objectives. The ERM policy details the risk management processes, risk appetite, and risk governance structure which clearly establishes accountabilities for managing risk across the organization.

As part of our risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by our internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive risk steering committee on a monthly basis and presented to the Board of Directors on a quarterly basis.

Risks are assessed consistently across the organization using a common risk matrix to assess impact and likelihood. Financial, reputation and safety implications are considered when determining the impact of a potential risk. Risk treatment priorities are established based upon our risk assessments and incorporated into the development of our strategic plans.

The development and execution of risk treatment plans are actively monitored by our ERM team through our centralized risk register software application. Our internal audit team is responsible for conducting audits to validate and test the effectiveness of key controls for our key risks.

Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team, executive risk committee and Board for consideration.

The ERM framework follows the guidance of ISO 31000;2009. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that the risk appetite is thoroughly considered in decision-making across the organization.

Internal Controls

The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Our Director, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal control over financial reporting and the preparation of financial statements for external purposes.

Succession Planning

The Board has included succession planning as part of the mandate of the Compensation Committee. The Compensation Committee has responsibility for ensuring that a succession planning process is in place for senior management of Algonquin and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing priority of identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.

The Compensation Committee requires that senior management of Algonquin at least annually review the performance of their team members and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long-term professional development plan is established to further align the employees’ personal development plan with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.

Women in Leadership

The Corporation does not have a formal policy or set targets for the number of women in executive officer or leadership positions, however gender diversity is considered as part of the succession planning process in order to ensure women move into leadership positions over time. The Corporation has one female senior executive officer, which represents 14% of the group. Additionally, women make up 18% of the Vice President level and 25% of the Director level positions within Algonquin and its subsidiaries.

Board and Director Assessments

The Board recognizes the value of assessing its effectiveness in order to find ways to improve its effectiveness and the performance of the chair, individual Directors, and the Board committees including committee chairs. In August 2013, the Board of Directors adopted a guideline for the Board and Director performance assessment review process. The guideline includes assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the chair of the Board, the chairs of all committees and each of the individual Directors.

In accordance with the guideline, the Corporate Governance Committee annually determines the process by which individual Director assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Board chair, or such other process the Corporate Governance Committee determines appropriate. A report of the assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and the progress is monitored by the Corporate Governance Committee.

In December 2014, the chair of the Board interviewed each Director as part of the annual assessment review process. The following questions were sent to each Director in advance of the interview for their consideration:

•	Assessment of the Board: the Directors were asked to assess the effectiveness of the Board of Directors and suggest improvements.

•	Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the individual committees, including committees that the Director is, and is not a member of.

•	Self-Assessment: the Directors were asked to assess their own performance as Directors and committee members, including what might make them more effective.

•	Peer Assessment: The Directors were asked to provide comments on the performance of their peer Directors.

The assessment of the chair of the Board was conducted in a meeting of all Directors that was led by the chair of the Corporate Governance Committee and excluded the Board chair. The results of the assessment of the chair were provided to the chair in a one-on-one meeting between the chair and the chair of the Corporate Governance Committee. In addition, the meeting also provided an opportunity for the chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.

The Corporate Governance Committee prepared a report detailing the findings and results of the 2014 Board and Director Performance Assessment and this report was presented to the Board.

Director Recruitment Process

The Corporate Governance Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The consulting firm screens candidates and discusses potential candidates with Corporate Governance Committee members, and creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is designed carefully to provide the best opportunity for strong Board candidates. Each potential Director candidate is interviewed by the chair of the Board, the Corporate Governance Committee chair, the Chief Executive Officer, and in most cases by other Directors.

In 2013, the Corporate Governance Committee initiated a process to expand the Board of Directors. The Corporate Governance Committee believes that expansion of the Board will benefit the Corporation through board diversity (both gender and geographic), the addition of independent Board members, and the broadening of the skill set of the Board. In 2014, as a result of the process initiated in 2013, the Board was successfully expanded by two (2) members, Masheed Saidi and Dilek Samil. The Corporate Governance Committee believes that this expansion of the Board will contribute to the achievement of these benefits.

Director Tenure

The Corporation does not currently have term limits in place to guide tenure for the members of the Board of Directors. In 2015, it is the intention of the Corporate Governance Committee to examine the mechanisms for Board renewal, and measure the impact that the introduction of term limits might have on the Board of Directors. Currently, an annual review of Board composition takes place with board renewal as one of the elements of the review.

The average tenure of all of Algonquin’s eight (8) Director nominees is approximately seven (7) years. The longest serving independent Director has served on the Board for 18 years, and the shortest serving nominee has served less than a year. This represents a mix of longer-serving Directors with a history of the Corporation (and predecessor organization), and Directors that are newer to Algonquin, who bring new perspective to the Corporation’s Board of Directors.

Directors Meet without Management

The Board of Directors has adopted a policy whereby all scheduled and unscheduled meetings of the Board of Directors and all committee Meetings, as a matter of course, provide an opportunity for an in-camera session at which management of the Corporation is not present. For the year ended December 31, 2014, in accordance with Corporation policy, all Board of Director and committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.

Common Memberships on Boards of Public Companies

There are currently no common memberships on boards of public companies among the Corporation’s Directors.

Director Share Ownership Guidelines

In order to align the interests of non-management Directors and Shareholders, the non-management Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three (3) times the Annual Director’s Retainer within a specified timeframe of five years. For the status of each Director nominee under the Director Share Ownership Guidelines, see their biographies listed earlier in this Circular. The guideline states that if a non-management director’s share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.

Nomination of Directors

The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new directors as the need arises.

The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, geographical representation and the overall experience of the Board. In recruiting new Directors, the Corporate Governance Committee considers the background, skills and experience desired for Directors in view of the Corporation’s strategy and activities. It develops a plan for the recruitment of additional director nominees who can provide those characteristics. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute to the broad range of issues which come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and committees of the Board to which they may be appointed.

The Corporate Governance Committee regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

Committees of the Board of Directors

Audit Committee

Members

The Board has established an Audit Committee comprised of Mr. Christopher Ball (chair), Mr. Kenneth Moore and Ms. Dilek Samil, all of whom are independent and financially literate for purposes of NI 52-110.

Responsibilities

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2014 and is available on SEDAR at www.sedar.com, and the Corporation’s website.

Corporate Governance Committee

Members

The directors have established a Corporate Governance Committee comprised of four (4) of the directors of Algonquin, Mr. George Steeves (chair), Mr. Christopher Huskilson, Mr. Kenneth Moore, and Ms. Masheed Saidi.

Responsibilities

The Corporate Governance Committee:

•	serves as the director nominating and evaluating committee;

•	is responsible for reviewing Algonquin’s corporate governance practices; and

•	considers from time to time the effectiveness of the Directors and whether any changes to the composition of the Board of Directors are warranted.

Compensation Committee

Members

The directors have established a Compensation Committee, comprised of Directors Mr. Christopher Huskilson (chair), Mr. Christopher Ball, and Ms. Masheed Saidi. Each of the members of the Compensation Committee have direct experience regarding executive compensation matters. Mr. Huskilson is the chair of the Compensation Committee and is considered to be an independent director in accordance with NI 52-110.

Responsibilities

The Compensation Committee is responsible for reviewing Directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the Compensation Committee will make recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation, and report on executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described below under the heading “Compensation Discussion & Analysis”.

Position Descriptions

Chair of the Board of Directors

The role of the chair of the Board of Directors is to provide leadership for the Board of Directors. In addition, the chair is to ensure that Board and Shareholder meetings function effectively, to provide leadership of the Board and its committees and to provide advice and counsel to Directors and the Chief Executive Officer. The chair participates in the recruitment of Directors and the assessment of Director performance.

The chair of the Board also:

•	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

•	provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

•	assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

•	in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

•	executes all contracts, documents or instruments in writing which require his signature.

Committee Chairs

The Board has adopted position descriptions for each committee chair which detail the duties of the committee chairs. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each committee chair shall:

•	chair all committee meetings;

•	provide leadership for the committee;

•	act as the communication link between the Board and the applicable committee;

•	review formal communications from the committee to the Board before dissemination to the Board;

•	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

•	co-ordinate, in consultation with the chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

•	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Chief Executive Officer

The Board has adopted a position description for the Chief Executive Officer which details his or her duties. The CEO has responsibility for the development of long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. Notwithstanding, the matters requiring Board approval include:

•	all significant decisions which are outside of the ordinary course of the Corporation’s business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);

•	any expenditure above an amount specified by the Board from time to time;

•	material changes to the Corporation’s organizational (legal entity) structure;

•	appointment of officers; and

•	such other matters as the Board may determine from time to time.

The position description for the Chief Executive Officer provides that he or she shall consult with the chair of the Board on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:

•	maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•	work with the chair, as applicable, in determining the matters and materials that should be presented to the Board and ensure that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;

•	present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;

•	arrange for the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;

•	overseeing the effective day-to-day business affairs of the Corporation;

•	ensure that the Corporation has an effective management team below the level of the CEO and has an active plan for management development and succession;

•	ensure, in cooperation with the chair, the Board and the chair of the Corporate Governance Committee, that there is an effective succession plan in place for the position of CEO;

•	certify the annual and interim financial statements, Management’s Discussion and Analysis of such financial statements, annual information form/Annual Report, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

•	serve as a spokesperson for the Corporation;

•	assign to other senior management such powers and duties as the CEO may deem advisable;

•	execute the Board’s resolutions and policies; and

•	carry out any other duties assigned by the Board.

The CEO is also responsible to ensure the delivery of information to directors on a timely basis to keep the directors fully apprised of all matters which are material to the Board, and to promptly alert the chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation.

Board Policies

Code of Business Conduct and Ethics Policy

The Board has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) that applies to everyone at Algonquin and its subsidiaries. Directors, officers and employees are required to annually acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpowerandutilities.com, or a copy may be obtained by contacting the Ethics Officer, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, ON, L6J 2X1.

The Board regularly reviews the Code of Conduct, and in 2013 made revisions in order to update the content in keeping with best practices.

The Board monitors compliance with the Code of Conduct and there have been no instances of any waiver of compliance with the Code of Conduct for any Director or officer.

Disclosure Policy

The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Whistleblower Policy

The Corporation has a Whistleblower Policy that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation, or discrimination because of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Procedures. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Director, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, ON, L6J 2X1

Reports under the Code of Conduct and Ethics Policy, and Whistleblower Policy can be made anonymously, and where appropriate, are addressed by the Corporation or Board of Directors. On a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status.

Insider Trading Policy

The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading Algonquin Common Shares.

The Corporation’s insider trading policy includes the following measures:

•	Restriction from trading Algonquin Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the last day of a quarter or fiscal year and end at the close of trading on the second trading day after financial results have been issued publicly;

•	Communication of the dates for regular blackout periods;

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities decline in the future (e.g. short selling), “call” options or “put” options; and

•	Prohibition from communicating inside information to others other than in the necessary course of business.

All reporting insiders are required to disclose all trading activity. As required by law, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).

Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Corporation’s Articles of Incorporation from voting in respect of the matter in which the Director is interested.

Compensation Governance

The Board has established that the Compensation Committee of the Board will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, Algonquin’s performance, and risk management principles. The Compensation Committee annually reviews compensation for the Chief Executive Officer and senior management of the Corporation. The Compensation Committee oversees the administration of the incentive plans providing for the award of annual incentives, stock options, restricted share units/performance share units (“RSUs/PSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. In addition, the Compensation Committee annually reviews compensation for the directors, chair of the Board and chair of committees of the Corporation.

The Compensation Committee reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.

In addition to selecting and recommending the appointment of the Chief Executive Officer to the Board, the Compensation Committee is responsible for reviewing and approving the overall executive compensation plan philosophy and guidelines, and for reviewing directors’ compensation on an annual basis, or more frequently if required, and making recommendations to the Board. The Compensation Committee also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the Chief Executive Officer as well as the grant of stock options and RSUs/PSUs. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chair and Chief Executive Officer, and discussing the performance of the executive team.

The Compensation Committee retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2014, the Compensation Committee and the Corporation engaged the services of compensation consultants Mercer as advisors to provide independent advice, compensation analysis and other information for compensation recommendations.

Mercer provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes bench marking competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

In order to determine appropriate compensation levels relative to the Corporation’s competitive market, consultants retained by the Compensation Committee in 2013 developed a comparator group of Canadian and United States organizations in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”). The methodology targeted companies with revenues of approximately one-half to two times those of Algonquin in order to find appropriate comparators in terms of size and complexity.

Mercer, in consultation with the Compensation Committee determined that given the business sectors and geographic location of Algonquin’s business, an appropriate Comparator Group would be comprised of approximately 20 U.S. and Canadian entities split 60% and 40% respectively. Canadian comparators included: Emera Inc., Calfrac Well Services Ltd., ShawCor Ltd., Fortis BC Holdings Inc., Altagas Ltd., Mullen Transportation Inc., Capital Power Corp., Secure Energy Services Inc., Savanna Energy Services Corp. and Northland Power Inc. U.S. based comparators included: ITC Holdings Corp., Aqua America Inc., Empire District Electric Co., MGE Energy Inc., California Water Service, Chesapeake Utilities Corp. and Atlantic Power Corp.

The fees paid by Algonquin to its advisors for the work performed are:

•	In 2014, Algonquin paid $79,577 in fees to Mercer for compensation advice and compensation and benefit benchmarking

•	In 2013, Algonquin paid $34,979 in fees to Mercer for compensation advice

Risk Management and Compensation

As part of the Board and Compensation Committee’s oversight responsibilities of the design and administration of the Corporation’s executive compensation programs, the Compensation Committee identifies and discusses design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The Corporation has compensation policies and practices in place to ensure that a Named Executive Officer (“NEO”) or individual at a principal business unit does not take inappropriate or excessive risk, such as:

•	Caps on payouts under short-term and long-term incentive plans

•	Termination and severance provisions in the event of a change in control with double triggers

•	Executive share ownership guidelines that align the interest of senior officers with the interest of Shareholders

•	Inclusion of non-financial performance measures in incentive compensation programs are in place

•	Board discretion to amend the final payout of the incentive compensation programs

•	Prohibition on officers of the Corporation and each of its subsidiaries hedging their economic risk with respect to their holdings of equity securities and equivalents to securities granted as compensation

In summary, the Compensation Committee concluded that the Corporation’s compensation programs did not create inordinate risk to the Shareholders because an appropriate system of checks and balances were in place to mitigate the level of risk undertaken by management.

The Compensation Committee also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding, the Compensation Committee and Board annually review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

NON-MANAGEMENT DIRECTOR COMPENSATION

Compensation Decision Making Process

With a view to aligning the interests of directors and Shareholders and providing market competitive compensation, the Compensation Committee reviews the amount and form of non-management directors’ compensation. Directors who are officers of Algonquin receive no remuneration as directors. The Compensation Committee has determined that a biennial review of the responsibilities and time commitment required of Algonquin directors and the competitiveness of Board compensation is appropriate. For 2014, the Compensation Committee considered the current time commitments and compensation of the directors relative to that for similar Canadian corporations and a peer group of North American corporations of comparable revenues and in similar business sectors. As a result of this review, effective January 1, 2014 the Board approved changes to the annual retainers paid to the Board chair, the Audit Committee chair, and directors in order to position the Corporation’s director compensation between the lower quartile and the median for board compensation levels within the peer group. The Board also approved one standard meeting fee ($1,500 per meeting) for all meetings of the Board and its committees reflecting more appropriately the required time commitment of directors irrespective of the manner of attendance at a meeting. No changes were made to retainers for other Board committee chairs or the standard meeting fee.

In fiscal 2014 Algonquin paid its non-management directors the following fees:

Annual Retainers	Amount ($)
Chairman of the Board(1)	170,000
Annual Board Retainer(2)	75,000
Additional Retainers:
Chair of Audit Committee(2)	12,000
Chair of Corporate Governance Committee	7,500
Chair of Compensation Committee	7,500

(1)	The Board chair does not receive any meeting fees in addition to the annual retainer received. For fiscal 2013, the annual retainer for the chairman of the Board was $150,000
(2)	For fiscal 2013, the annual retainer for the Audit Committee chair was $10,000 and the annual Board retainer was $60,000.

Director Deferred Share Unit Plan

Directors have the ability to elect to receive some or all of their annual remuneration in the form of Deferred Share Units (“DSUs”). In 2014, Messrs. Moore, Ball, and Steeves elected to receive 100%, 50%, and 70%, respectively, of their annual remuneration in DSUs. Ms. Saidi and Ms. Samil became eligible to participate in the DSU Plan in 2015. Mr. Huskilson’s Director remuneration is paid directly to Emera. As a corporation is not permitted to own DSUs, 100% of Mr. Huskilson’s annual remuneration was paid to Emera in cash.

Attendance Fees

With the exception of the chair of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.

Non-Management Director Compensation Table

For the fiscal year ended December 31, 2014, each Director earned amounts as indicated below on account of retainer and meeting attendance fees.

Director	Fees Earned(1) ($)	Share- Based Awards(3) ($)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total(1) ($)
Christopher J. Ball Chair of the Audit Committee	93,750	43,500	—	—	—	—	137,250
Christopher Huskilson(2) Chair of the Compensation Committee	115,500	—	—	—	—	—	115,500
Kenneth Moore Chair of the Board	—	170,000	—	—	—	—	170,000
Masheed Saidi Member of Compensation Committee	56,679	—	—	—	—	—	56,679
Dilek Samil Member of Audit Committee	32,250	—	—	—	—	—	32,250
George Steeves Chair of the Corporate Governance Committee	63,000	57,570	—	—	—	—	120,750

(1)	Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, committee meetings, the annual budget approval meeting and business development meetings; and (b) if applicable, acting as chair of the Board and/or Board committees.
(2)	Director fees owed to Christopher Huskilson are paid directly to Emera
(3)	Messrs. Ball, Moore and Steeves elected to receive part of their 2014 payments in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

Indebtedness of Directors and Others

No current or former directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2014.

EXECUTIVE COMPENSATION

Message to Shareholders

Dear Shareholder:

The Compensation Committee of the Board of Directors has oversight of the Company’s overall compensation strategy and the governance practices relating to executive compensation.

The Board believes that it is important for (i) our Shareholders to understand the objectives, philosophy and principles that the Compensation Committee has used in making decisions about Executive Compensation and that (ii) Shareholders are provided an advisory vote “Say on Pay” on our approach to Executive Compensation. To assist you in your decision on the” Say on Pay” vote this year, we are pleased to provide you an overview of our pay practices, an assessment of the Company’s 2014 performance and a report on decisions that were made during 2014 relating to compensation of our CEO and Executive Team.

Oversight and Philosophy

As part of its mandate, the Compensation Committee works with external independent advisors and management to ensure that the Company’s compensation practices are aligned with the following objectives:

(a)	The attraction and retention of key executives;

(b)	Market competitiveness relative to an appropriate Comparator Group;

(c)	Supporting execution of our business strategy by rewarding achievement of appropriate goals (“Pay for Performance”)

(d)	Meeting, and aligning with the expectations of Shareholders, regulators, and our customers.

Our compensation program consists of the following components: base salary, short-term incentives (annual incentive programs), long-term incentives and other benefits such as retirement savings and health plans. More detailed information about these programs can be found in the discussion on executive compensation following this letter.

The Compensation Committee has worked with external consultants to select a size and market appropriate Comparator Group for purposes of evaluating executive compensation. Our compensation philosophy is to align the total target compensation of the CEO and other senior executives over time to the 50th percentile of the market compensation paid by the Company’s market Comparator Group.

The Compensation Committee also believes that it is important that the compensation mix for the CEO and the Executive Team provides an “at risk” component which is tied to corporate and individual performance relative to established objectives. The overall compensation mix of the CEO consists of base salary representing 37% of total annual compensation and at-risk compensation representing the remaining 63% (26% annual incentive plan and 37% long-term incentives). Pay at risk for other members of the Executive Team ranges between 49% and 62%.

Corporate performance (both annual and long-term) measured against established objectives, both financial and operational are the drivers of executive compensation at Algonquin. Consequently, actual compensation earned in any particular year may be higher or lower than target depending on actual performance in any given year.

2014 Performance

2014 marked a year of continued growth and a year of record achievement for the Company in revenues, net earnings and Adjusted EBITDA. The following summarizes the Company’s financial performance for 2014:

•	Revenue increased 39% to $943.9 million, as compared to $675.3 million in 2013

•	Adjusted EBITDA increased 28% to $291.0 million, as compared to $228.1 million in 2013

•	Net earnings from continuing operations attributable to Shareholders increased 25% to $78.0 million, as compared to $62 million in 2013

•	Adjusted net earnings per share increased 39% to $0.37, as compared to $0.26 in 2013

•	Cash provided by operating activities increased 88% to $193.4 million or $0.90 per share from $98.9 million or $0.48 per share in 2013

•	Total Shareholder Return (“TSR”) of 37% in 2014 relative to the S&P/TSX Utilities TSR of 16% for the same period

•	Our annual dividend increased by 12% to U.S. $0.35

•	Total assets increased 17% to $4.1 billion, as compared to $3.5 billion in 2013

•	During the year we continued to strengthen our balance sheet and remain well-positioned for continued growth. In 2014, we issued $100 million in preferred shares and completed two public offerings of Common Shares for gross proceeds of $273 million.

2014 Executive Compensation

The strong performance delivered during 2014 by Mr. Robertson and his Executive Team resulted in the Compensation Committee making the decisions outlined below regarding Executive Compensation.

During 2014 the Compensation Committee engaged external compensation consultants to undertake an executive compensation market benchmark study using an appropriate market Comparator Group. The study showed that the Compensation of the CEO and the Executive Team was below the market average range of the Comparator Group. As a result, Mr. Robertson’s base salary was increased to $582,000 from $520,000 in 2014, and the average increase to NEOs base salary was 8.5%. Adjustments to base salary for the CEO and the other NEOs made in 2014 reflect the Compensation Committee’s decision to align target compensation levels closer to the median of the Comparator Group. These adjustments aligned target compensation for the CEO and the Executive Team to a range between the 25th and the 50th percentile of the Comparator Group. As the revenue of the Company grows toward the median of the revenue of the Comparator Group, the Compensation Committee will make prudent and appropriate adjustments in future years to move compensation levels to the 50th percentile level of the Comparator Group. Over the three year period 2012-2014, the average compensation adjustment for NEOs was 22% (including adjustments to align to the 50th percentile of the Comparator Group), while the average Total Shareholder Return over this period was 20%, and total assets grew 48%.

Annual incentive payments are made based upon the achievement of goals and objectives approved by the Board as set out in corporate scorecards (the “Corporate Scorecard” and “Business Unit Scorecard”). Mr. Robertson’s bonus for 2014 of $461,028 represents a payout of 110% relative to target. Mr. Robertson’s bonus is based as to 70% on Corporate Scorecard performance (2014 results: financial/efficiency (105%), operational initiatives (88%), growth (157%), and strategy/governance (89%)) and as to 30% on Business Unit Scorecard performance (average of 2014 results across 3 business groups: efficiency (103%), operations (94%), customers/assets (94%), and employee initiatives (102%)).

Long-term incentive awards made annually are based upon target levels established by the Compensation Committee using the 50th percentile total target compensation and compensation mix for CEO’s of the Comparator Group. The policy adopted by the Compensation Committee is that eligible participants can elect the mix of their annual LTIP award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2014 the long-term incentive was awarded as to 50% as stock options which vest over a three year period and as to 50% as performance based share units which vest only if specific performance criteria approved by the Board are achieved over a three year period commencing with 2014. These performance criteria are based on financial results, safety results and customer satisfaction scores achieved during the award vesting period.

The Compensation Committee believes that the executive compensation approach of the Company is appropriately linked to performance and ensures alignment with the interests of our Shareholders. We are confident that the decisions made in respect of 2014 compensation for Mr. Robertson and his Executive Team appropriately reflect the achievements of 2014 and the delivery of increasing Shareholder value.

We invite you to review our compensation programs in more detail in the Compensation Discussion & Analysis that follows and welcome any feedback or questions that you might have, which can be provided by contacting our Investor Relations Office.

Chris Huskilson	Christopher Ball	Masheed Saidi
Board Director	Board Director and	Board Director and
Chair of Compensation Committee	Compensation Committee Member	Compensation Committee Member

Annual Compensation Decision Making Process

The Corporation has developed a comprehensive annual process for making decisions about compensation for the executive officers of the Corporation. This process involves the following steps:

•	Management analyses data (including peer group information, compensation trend information and internal equity considerations) and performance against objectives, and the Chief Executive Officer makes recommendations regarding executive compensation for the Executive Team including the Named Executive Officers to the Compensation Committee, other than for the Chief Executive Officer and Vice Chair.

•	The Compensation Committee reviews and considers these recommendations, as well as the compensation for the Chief Executive Officer and Vice Chair of the Corporation, using benchmark information, with the assistance of external compensation consultants and information as required, and makes recommendations to the Board.

•	The Board considers and grants final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer and Vice Chair being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets performance objectives for the Chief Executive Officer and Vice Chair for the coming year. Performance objectives for the other senior officers of the Corporation are set with the approval of the Chief Executive Officer.

For the purpose of determining bonus awards under the Corporation’s short-term performance incentive plan, the Board also approves the Corporation’s Corporate Scorecard, which consists of a series of corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation. The Corporate Scorecard is established annually for each financial year of the Corporation.

The Compensation Committee uses independent compensation advisors to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals. The Compensation Committee also monitors compensation policies, plans and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.

A complete benchmarking review takes place every two (2) years and the scope of services includes competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy; policies and practices; and a review of pay and performance comparators.

The market benchmarking is based on compensation data from a Comparator Group of companies, primarily power and regulated utilities and other energy industry enterprises in Canada and the United States. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics. The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity).

Algonquin vs. Pay Benchmarking Comparator Group

Compensation Discussion & Analysis

Named Executive Officer Compensation

This section discusses the elements of compensation for the five (5) NEOs in 2014 discussed in this Management Information Circular; namely:

•	Ian Robertson, Chief Executive Officer, Algonquin Power & Utilities Corp.

•	Christopher Jarratt, Vice Chair, Algonquin Power & Utilities Corp.

•	David Bronicheski, Chief Financial Officer, Algonquin Power & Utilities Corp.

•	David Pasieka, President, Liberty Utilities Co.

•	Michael Snow, President, Algonquin Power Co.

Executive Compensation Philosophy

The Corporation’s compensation philosophy for executive officers generally follows these underlying principles: (i) the attraction and retention of key executives; (ii) market competitiveness relative to an appropriate comparator group; (iii) supporting execution of the business strategy by rewarding achievement of appropriate goals (Pay for Performance); and (iv) meeting, and aligning with, the expectations of Shareholders, regulators, and our customers.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, as well as the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.

Compensation Highlights

A Pay for Performance philosophy has been adopted by the Compensation Committee in developing compensation for executives.

All members of Compensation Committee are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.

The compensation programs have been developed to align well with Corporate strategy.

Third Party consultants are used by the Compensation Committee to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.

Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short and long-term objectives.

Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.

Minimum share ownership requirements are in place for Named Executive Officers.

A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.

The inclusion in employment contracts for senior officers of double trigger provisions for change of control mitigates the risk arising from termination.

Compensation Mix

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard and Business Unit Scorecards, as addressed below.

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which is subject to targets being achieved), and long-term incentives linked to creation of Shareholder value.

The at-risk components depend on achieving corporate, subsidiary business unit, and individual performance objectives. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholders and employee objectives that, if achieved, add value to the Corporation or its affiliates. The NEO’s performance against the Scorecard is measured and rated. Each Executive must achieve a level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

One of the objectives in the Scorecard is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess the operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation’s operating performance.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers in 2014.

Name	Base Salary (%)	Short-Term Performance Incentive (%)	Long-Term Incentive (%)	Total Pay at Risk (%)
Ian Robertson	37%	26%	37%	63%
Christopher Jarratt	37%	26%	37%	63%
David Bronicheski	49%	24%	27%	51%
David Pasieka	51%	23%	26%	49%
Michael Snow	51%	23%	26%	49%

Base Salary

Base salary of the NEOs of the Corporation is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors as described earlier.

In setting the recommended salaries of the NEOs, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to other executive officers in the Comparator Group. See discussion on pages 24 and 29 for details regarding the Comparator Group.

Short-Term Incentive Plan

The short-term incentive plan of the Corporation (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results, and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion with awards at the highest employee grades of the Corporation being linked more directly to overall corporate performance. The Compensation Committee sets the target for STIP as a percentage of base salary. The target is established based on position and market competitiveness.

Incentives are calculated and paid annually using the scorecard, as described below.

NEOs are eligible for a discretionary short-term performance incentive if corporate and personal goals are achieved. Each year, these goals and objectives are reviewed by the Compensation Committee and approved by the Board. These goals are intended to be aligned with the goals and targets of the Corporation for that year. The Scorecard is based on pre-set goals for the Corporation, and is approved by the Board.

Position	STIP Target for 2014 (%)	Corporate Performance Weighting (%)	Individual Performance Weighting (%)
Chief Executive Officer, Vice Chair	72%	80%	20%
Other NEO’s	45%	65%	35%

2014 Algonquin Corporate Scorecard

On an annual basis, the Board of Directors approves the scorecard that sets forth corporate objectives and target levels to be achieved on which the most significant portion of the corporate performance portion of the STIP for the NEOs is based. Business Unit Scorecards are also established annually and are utilized in assessing a portion of the STIP for certain NEOs. The Scorecard for Algonquin is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.

The Scorecard objectives are based on the Corporation’s business plan for the year and establish performance targets for each objective. Objectives on the 2014 scorecard included:

•	achievement of predetermined financial objectives for the Corporation (Adjusted EBITDA, earnings per share and cash flow per share);

•	achievement of predetermined growth objectives;

•	achievement of predetermined operations objectives;

•	achievement of predetermined objectives related to Algonquin stakeholders; and

•	achievement of predetermined employee engagement objectives

The relative weight of each performance measure is approved by the Compensation Committee and varies among the executive team and each of the NEOs.

Short-Term Incentive Plan Payouts

Annual STIP payouts are calculated as follows:

The Scorecard result for the Chief Executive Officer and the NEO’s is based both on a corporate score achieved on the Scorecard established for the overall company and the results from individual scorecards established for the three principle business groups – the generation group (Algonquin Power Co.), the distribution group (Liberty Utilities) and the shared services group.

The Scorecard weightings used to calculate STIP awards are as follows for each of the NEOs:

NEO	Overall Scorecard Weighting (%)	Generation Group Scorecard Weighting (%)	Distribution Group Scorecard Weighting (%)	Shared Services Group Scorecard Weighting (%)
Ian Robertson	70%	10%	10%	10%
Chris Jarratt	100%	0%	0%	0%
David Bronicheski	70%	10%	10%	10%
David Pasieka	70%	5%	20%	5%
Michael Snow	70%	20%	5%	5%

Long-Term Incentive Plan

The long-term incentive plan (“LTIP”) element of compensation for the NEOs consists of participation in an Executive Stock Option Plan (the “Stock Option Plan”), and in the PSU and RSU Plan (the “Share Unit Plan”) as described below. In 2014, the Stock Option grants and the PSU grants made up 50% each, respectively, of the target long-term compensatory value for each of the NEOs. RSUs are not currently utilized for CEO or NEO compensation.

The number of stock options and PSUs/RSUs granted to the NEOs is determined by the Compensation Committee based on management’s recommendations and on information provided by an independent advisor. Stock option and PSU/RSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility.

The stock options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of Algonquin’s Common Shares over the term of a particular grant.

The fair value of stock option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value stock options. For the options granted in 2014, the Black-Scholes value ratio was determined to be equal to 11.3% of the closing share price of $7.95 as of May 8, 2014. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1) (years)	Volatility(2) (%)	Dividend Yield (%)	Risk Free Rate(3) (%)
May 8, 2014	8	22.3%	4.7%	1.7%

(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2)
(2)	The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years)
(3)	The risk free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the option

Executive Stock Option Plan

The purpose of the Stock Option Plan is to attract, retain and motivate individuals as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any affiliate (“Eligible Persons”).

The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Common Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•	subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•	subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Common Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•	the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

•	the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance;

•	non-employee director participation in the Stock Option Plan is limited to the lesser of (i) a reserve of 1% of the Common Shares outstanding for non-employee directors as a group and (ii) an annual equity award value of $100,000 per director;

•	if the expiration date for an Option occurs during a Blackout Period (as defined below) or within ten (10) business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th Business Day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time during which the Optionee cannot exercise an Option, or sell Common Shares issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

Under the Stock Option Plan, “Market Price” of the Common Shares is defined as the volume weighted average trading price of such Common Shares on the TSX (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Common Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Common Shares at the close of trading on all of such trading days and provided that in the event that such Common Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Individual.

Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of thirty (30) days after the date of resignation or termination.

Where an Optionee, other than a service provider, retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s vested options may be exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one (1) year after the date of such death.

All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one (1) year following the date of termination of the engagement of the service provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option (the “In-the-Money Amount”). If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Common Shares representing the equivalent of the In-the-Money Amount based on the Market Price of the Common Shares at the date of exercise, in each case net of an amount equal to any withholding taxes.

In the event that the Common Shares are at any time changed or affected as a result of the declaration of a stock dividend, a Common Share subdivision or consolidation, the number of Common Shares reserved for Option shall be adjusted accordingly by the Board to such extent as it deems proper in its discretion.

If, after the grant of an Option and prior to its expiry:

(a)	the Common Shares are reclassified, reorganized or otherwise changed (a “Share Reorganization”), otherwise than as specified in the immediately preceding paragraph, or

(b)	subject to the Corporation’s right to allow the exercise of vested and unvested Options following the occurrence of certain transactions, the Corporation shall consolidate, merge or amalgamate with or into another corporation (a “Merger”, with the resulting corporation being the “Successor Corporation”), the Optionee will receive, upon the subsequent exercise of his or her Options in accordance with the Stock Option Plan, the number of shares or securities of the appropriate class of the Corporation or Successor Corporation, as the case may be, that the Optionee would have received if on the record date of such Share Reorganization or Merger the Optionee were the registered holder of the number of Common Shares to which the Optionee was prior thereto entitled to receive on exercise of his or her Options.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation is obtained for the following amendments:

i.	any amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;

ii.	reduction of the exercise price, or cancellation and reissuance of options or other entitlements, of non-insider options granted under the Stock Option Plan;

iii.	extension of the term of options beyond the original expiry date of non-insider options;

iv.	changing the eligible participants that may permit an increase to the limit previously imposed on non-employee director participation;

v.	permitting options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes;

vi.	amending the Stock Option Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Common Shares shall be made to all holders of Common Shares which offer has been approved or accepted by the Board; or

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules require the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the original meeting to approve the Stock Option Plan and every three (3) years thereafter. The Stock Option Plan was last approved by Shareholders on April 23, 2013.

As of May 27, 2015, the number of outstanding options is 7,146,102 which is 3.0% of the total outstanding Common Shares of the Corporation. The number of available options is 16,805,569 which is 7.0% of the total outstanding Common Shares of the Corporation. The number of Common Shares that have been issued pursuant to the plan is Nil. The number of Common Shares that have been issued pursuant to the plan as a percentage of the outstanding Common Shares is 0%.

The table below summarizes certain ratios as at December 31, 2014, regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of Common Shares outstanding as of December 31, 2014, 2013 and 2012.

	December 31, 2014	December 31, 2013	December 31, 2012
Dilution	2.3%	2.2%	2.0%
(total number of options outstanding divided by total number of Common Shares outstanding)
Burn Rate	0.4%	0.4%	0.7%
(total number of options granted in a fiscal year, minus expired options, divided by the total number of Common Shares outstanding)
Overhang	10.0%	10.0%	10.0%
(total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding)

The Share Unit Plan

The purposes of the Share Unit Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term and (iii) retain critical employees to drive the business success of the Corporation. In 2014, the Share Unit Plan made up 50% of the target long-term compensatory value for each of the NEOs.

Each PSU or RSU awarded represents the opportunity to receive one Common Share of the Corporation (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the three year performance period for the award (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period. The performance criteria consist of three factors with the relative weightings noted: (i) achieved EBITDA (85%); (ii) achieved customer satisfaction survey scores (5%); and (iii) achievement of safety record relative to industry benchmark performance (10%).

The policy adopted by the Compensation Committee is that eligible participants can elect the mix of their annual LTIP award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2014, 50% of the long-term incentive for the CEO and other NEOs consisted of PSUs. The other 50% of the long-term incentive value for the CEO and each NEO was provided as grants under the stock option plan.

The PSUs vest only to the extent that at least the minimum established threshold is achieved for each performance factor.

RSU awards, which are time vested share units, have not been granted to the CEO or other NEOs.

If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) EBITDA (170%); customer satisfaction (6.3%); and safety metrics (11%).

The actual number of units that will vest is determined as follows:

Awards that vest may be paid out at the option of the Corporation in (i) Shares issued from treasury; (ii) Shares purchased on the secondary market; or (iii) a cash payment.

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some of the following:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage;

•	Medical expenses and medical insurance re-imbursements;

•	Retirement savings plan contributions;

•	Monthly car allowance, as applicable;

•	Health and Wellness coverage; and

•	A fitness allowance for a recreational and/or social club

Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the Summary Compensation Table for the NEOs.

Executive Share Ownership Guidelines

To align the interests of senior management with the interests of Shareholders, Corporation ownership guidelines were introduced for NEOs and senior management in 2013. The guidelines indicate ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents. Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines:

Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Division President, Executive Vice President	1 times base salary

The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.

The Common Share and/or share equivalent ownership as of December 31, 2014 for those NEOs governed by the ownership guidelines are set out below. The estimated value is calculated using $9.56, which is the 20 day trailing volume weighted average price of Algonquin Common Shares on the first day of the calendar year, in this case January 2, 2015. Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume weighted average price of Algonquin Common Shares on that day.

NEO	Multiple of Base Salary	Ownership guideline value ($)	Shares/share equivalents (1) (#)	Estimated Value ($)	Minimum of ten percent	Target Status
Ian Robertson	3x	1,746,000	511,012	4,884,355	Achieved	Target achieved
Chris Jarratt	3x	1,395,000	473,717	4,527,882	Achieved	Target achieved
David Bronicheski	2x	618,000	69,504	664,333	Achieved	Target achieved
David Pasieka	1x	295,000	35,704	341,266	Achieved	Target achieved
Mike Snow	1x	295,000	24,625	235,371	Achieved	Target by 2018

(1)	Includes Common Shares and vested and unvested PSUs

NEOs that have not achieved the target ownership under the guideline have until 2018 to achieve the target.

Equity Compensation Plan Information

The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options, and the number of securities remaining available for future issuance under equity compensation plans as of May 27, 2015.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted- average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Plans approved by security holders	7,146,102	6.92	16,805,569
Plans not approved by security holders	—	—	—

Total	7,146,102	6.92	16,805,569

Performance Graph

The following performance graph compares the Corporation’s cumulative total Shareholder return, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

Algonquin Power & Utilities Corp. Relative Performance

Value of $100 Invested on January 1, 2010 (Assumes reinvestment of all dividends)

In 2014, the Total Shareholder Return for the Corporation was 37% (compared with 10.5% for the S&P/TSX Composite Index and 15.8% for S&P/TSX Capped Utilities Index). During the same period, total compensation for the NEOs increased an average of 8.2% as compared to total compensation in 2013, and specifically, the total compensation for the CEO increased 1.2% in 2014.

Total Shareholder Return vs. NEO Compensation

At the end of 2013, the Corporation undertook an analysis of the alignment between the NEOs’ total compensation and the experience of Shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total NEO compensation results were then compared to the Shareholder experience, as measured by total Shareholder return over the same periods. The analysis concluded that the Corporation’s compensation framework provided a close alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.

Between December 31, 2011 and December 31, 2014, the Shareholders’ experience, as measured by the total Shareholder return on an annual basis each calendar year, averaged 20%. The annual NEO compensation percentage increase as measured by the total annual compensation paid to the NEOs over the same period averaged approximately 22%. The following presents the comparison over the periods of interest:

Period	Average Compensation Adjustment for NEO Team(1)		Annual Total Shareholder Return (including dividend re-investment)
2012	16%		12%
2013	37	%(2)	12%
2014	12%		37%
Average	22%		20%

(1)	A portion of these amounts relates to long-term incentives. The value of these amounts are tied to future individual performance and continuing Shareholder returns.
(2)	A portion of the 2013 and 2014 compensation adjustment included market adjustments to better align NEO compensation with the median compensation levels of the Comparator Group, as discussed on page 23.

Algonquin’s compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and stock options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin’s Common Share price and Algonquin’s total Shareholder return. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

Executive Compensation Information

Executive Performance Highlights

The strong performance of the Corporation in 2014 was highlighted by significant increases in operating revenues, net income, adjusted net earnings per share, cash flows, assets, share price and dividends. The performance of the Corporation is the result of the efforts and individual achievements of all employees within the organization. From the first full year since the Corporation converted to a corporate structure (beginning January 2010) to the end of 2014, Shareholders experienced a total Shareholder return of 198% and approximately $1.9 billion in Shareholder value has been created. Over that same period, the S&P/TSX Composite Index provided a total return of 43%.

The following summarizes some of the achievements of the NEOs:

Ian Robertson, Chief Executive Officer, Algonquin Power & Utilities Corp.

The Corporation has been led by Mr. Robertson over the past four (4) years and during his tenure as Chief Executive Officer, Mr. Robertson has consistently delivered value to Shareholders. During Mr. Robertson’s tenure as Chief Executive Officer, the Corporation has undergone a transformative change from a high payout income trust to a fiscally conservative, growth-focused power and utilities corporation. The Corporation has exhibited significant growth including increasing the market capitalization by nearly three (3) times since the beginning of 2010. In 2014, Mr. Robertson led the organization which achieved the following:

•	EBITDA for 2014 reached $291 million, representing more than a 30% increase over 2013 results.

•	Growth in adjusted net earnings per share to $0.37 also represented a 40% increase over 2013. Earnings were delivered from the successful growth initiatives completed over the course of 2013 and 2014.

•	Achieved total Shareholder return of 37%, representing a record performance

•	Growth initiatives announced during 2014 represented approximately $700 million of enterprise value which materially exceeded the $450 million objective established for the year.

•	The Corporation positioned its business activities fully across the utility spectrum in 2014; the Corporation presents itself as a fully integrated utility company spanning generation, transmission and distribution. While this positioning is important to the capital markets, the more subtle significance is that it will allow a greater integration of the culture across our three business units.

Chris Jarratt, Vice Chair, Algonquin Power & Utilities Corp.

Mr. Jarratt has been in the role of Vice Chair over the past four (4) years and during his tenure in this role, Mr. Jarratt has been a significant contributor to the success of the organization. Mr. Jarratt is a director and full time member of the executive team which has consistently delivered value to the Shareholders of the Corporation. In 2014, Mr. Jarratt achieved the following:

•	Led numerous Board of Directors initiatives which added material value to the Corporation including development and implementation of an annual Board of Directors plan, enhanced corporate governance practices, and executive compensation practices

•	Participated with the Chief Executive Officer and Board of Directors in the development of the corporate strategy

•	Actively executed on development and acquisition growth initiatives which significantly surpassed corporate growth objectives

•	Successfully led and completed several projects and initiatives of significant importance and value to the Corporation

David Bronicheski, Chief Financial Officer, Algonquin Power & Utilities Corp.

Mr. Bronicheski has been the Chief Financial Officer of the Corporation (or its predecessor) since 2007. During 2014, Mr. Bronicheski achieved the following:

•	Enhancing the Corporation’s access to the capital markets by filing the Corporation’s first shelf prospectus in early 2014 and utilizing this platform for three successful equity financings during the year- two common equity financings raising an aggregate of $275MM and a Preferred share financing raising $100MM

•	A successful $200MM bond financing for the Generation group

•	Renegotiation of the Generation group’s bank credit facility with an expanded syndicate group on more favourable terms and pricing

•	Significant improvements to our financing reporting process as well as the establishment of a Corporate Internal Audit Group

•	Continuing cost and coverage enhancement to our insurance platform and further development and maturation of our enterprise risk platform

David Pasieka, President, Liberty Utilities Co.

David Pasieka has been the President of Liberty Utilities Co. since 2011. During 2014, he achieved the following:

•	Delivered strong safety metrics and financial results with another record year of growth in revenues and EBITDA

•	Successfully negotiated a more than U.S. $325 million transaction to acquire three water utilities in California and Montana

•	Successfully completed the integration of previously announced acquisitions including two natural gas utilities in the Northeastern United States, and a water utility in Arkansas

•	Completed an extensive utility capital investment program of U.S. $177 million, reinforcing the ability of the organization to grow organically

•	Established a separate Transmission Business Group to focus on natural gas and electrical transmission opportunities including the announcement of an equity participation in a Kinder Morgan greenfield natural gas pipeline with an opportunity to investment up to U.S. $400 million in the Northeastern United States

•	Continued to strengthen the business leadership team and successfully implemented succession transitions in key leadership roles

•	Successfully concluded seven rate cases across the utility business

•	Made significant progress in harmonizing pension programs and company programs across the business.

Mike Snow, President, Algonquin Power Co.

Mike Snow has been the President of Algonquin Power Co. since 2011. During 2014, he achieved the following:

•	Delivered strong safety metrics and financial results with another record year of growth in revenue and EBITDA

•	Commencement of commercial operation of a 10MW solar generation project in Ontario, and a 24 MW wind generation project in Quebec, which were both successfully integrated into the growing fleet of over 1,100 MW of generation.

•	Successfully completed the construction of a 20 MW solar generation project in California, which reached commercial operation in early 2015, and announced a 10 MW expansion project on adjacent land

•	Substantially completed construction work on a 24 MW wind generation project in Saskatchewan, which reached commercial operation in early 2015

•	Continued successful development progress on five contracted wind and solar projects in Canada and the United States with total generation capacity of 486 MW. The projects have an estimated capital cost value of over $1.1 billion and are expected to achieve commercial operations between 2015 and 2018

•	Substantial organizational growth including enhancing asset management, operations, and business development teams which support the Corporation’s operating assets and development projects across North America

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2014 for each of the individuals who were at December 31, 2014, the Chief Executive Officer, the Vice Chair, the Chief Financial Officer, the President of Algonquin Power Co., and the President of Liberty Utilities Co.

Name and Principal Position	Year	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Savings Plan Contributions (4) ($)	All Other Compensation ($)	Total Compensation ($)

					Annual Incentive Plans(1)	Long- Term Incentive Plans
Ian Robertson CEO, Algonquin Power & Utilities	2014 2013 2012	582,000 519,675 419,425	294,993 235,354 1,500	295,000 233,854 252,297	461,028 633,234 278,918	— — —	34,220 38,505 17,791	48,849 34,477 42,300	1,716,090 1,695,099 1,012,231

Christopher Jarratt Vice Chair, Algonquin Power & Utilities	2014 2013 2012	465,000 415,090 360,275	235,998 188,291 1,500	236,000 186,791 222,615	370,121 309,302 239,583	— — —	27,361 28,740 17,791	25,915 24,773 29,695	1,360,395 1,152,987 871,459

David Bronicheski CFO, Algonquin Power & Utilities	2014 2013 2012	309,000 298,275 267,500	84,995 76,069 1,500	85,000 74,569 117,300	160,515 246,942 127,063	— — —	18,371 19,959 14,046	20,534 16,880 13,528	678,415 732,694 540,937

David Pasieka President, Distribution	2014 2013 2012	295,000 263,714 245,914	73,999 67,428 1,500	74,000 65,928 115,000	138,200 112,591 105,128	— — —	17,366 16,847 13,800	26,111 16,600 16,300	624,676 543,108 497,643

Michael Snow President, Generation	2014 2013 2012	295,000 263,714 245,914	73,999 67,428 1,500	74,000 65,928 115,000	137,337 114,515 98,489	— — —	17,346 26,135 6,104	35,172 16,760 15,216	632,854 554,480 482,223

(1)	The annual incentive plan amounts for Messrs. Robertson, Jarratt, Bronicheski, Pasieka and Snow represent their discretionary bonus paid per the short-term incentive plan which is based on Corporate and Business Unit scorecards.
(2)	Fair value of Common Shares granted under the Employee Share Purchase Plan and units under the Share Unit Plan as calculated under the respective plans. Prior to 2013, values include only Common Shares granted under the Employee Share Purchase Plan.
(3)	Grant date fair value of stock option grants is based on the Black-Scholes valuation methodology.
(4)	Amounts shown are contributions made by the Corporation for individuals under APUC’s Deferred Profit Sharing Plan. The Corporation does not have any other registered plan or pension program in which the CEO or NEO’s are eligible to participate.

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the Summary Compensation Table above.

Name	Year	Perquisites		Insurance Premiums(2) ($)	Total All Other Compensation ($)
		Car Allowance ($)	Other Perquisites(1) ($)
Ian Robertson	2014 2013 2012	11,520 11,520 11,520	18,406 17,597 18,552	18,923 5,360 12,228	48,849 34,477 42,300
Christopher Jarratt	2014 2013 2012	11,520 11,520 11,520	6,310 7,893 5,404	8,085 5,360 12,771	25,915 24,773 29,695
David Bronicheski	2014 2013 2012	11,520 11,520 11,520	— — —	9,014 5,360 2,008	20,534 16,880 13,528
David Pasieka	2014 2013 2012	11,400 11,400 11,400	2,950 — —	10,822 5,200 4,900	26,111 16,600 16,300
Michael Snow	2014 2013 2012	11,400 11,400 11,400	12,950 — —	11,762 5,360 3,816	35,172 16,760 15,216

(1)	Other perquisites include annual health assessment, health and fitness club membership, medical benefit supplement, tuition reimbursement.
(2)	Insurance premiums include life, disability and medical reimbursement plan amounts.

Outstanding Option Based Awards

The following table describes all option-based awards as at December 31, 2014 for each NEO that is eligible for such award.

Name	Number of Options	Option Exercise Price	Number of Common Shares to be issued upon Exercise of Options	Option Expiration Date	Value of unexercised In-the-Money options(1)
Ian Robertson	494,388	$4.05	494,388	August 12, 2018	$2,763,629
	380,146	$5.23	380,146	March 22, 2019	$1,676,444
	350,413	$6.22	350,413	March 14, 2020	$1,198,412
	285,366	$7.72	285,366	March 13, 2021	$547,903
	327,778	$7.95	327,778	May 12, 2022	$553,945
Christopher Jarratt	436,224	$4.05	436,224	August 12, 2018	$2,438,492
	335,423	$5.23	335,423	March 22, 2019	$1,479,215
	267,963	$6.22	267,963	March 14, 2020	$916,433
	38,548	$6.56	38,548	June 19, 2020	$118,728
	228,293	$7.72	228,293	March 13, 2021	$438,323
	262,222	$7.95	262,222	May 12, 2022	$443,155
David Bronicheski	229,592	$4.05	229,592	August 12, 2018	$1,283,419
	176,538	$5.23	176,538	March 22, 2019	$778,533
	162,917	$6.22	162,917	March 14, 2020	$557,176
	91,463	$7.72	91,463	March 13, 2021	$175,609
	94,444	$7.95	74,000	May 12, 2022	$159,610
David Pasieka	172,242	$5.65	172,242	September 13, 2019	$687,246
	146,625	$6.22	146,625	March 14, 2020	$501,458
	15,234	$6.56	15,234	June 19, 2020	$46,921
	72,713	$7.72	72,713	March 13, 2021	$139,609
	74,000	$7.95	74,000	May 12, 2022	$125,060
Michael Snow	171,642	$5.64	171,642	June 21, 2019	$686,568
	146,625	$6.22	146,625	March 14, 2020	$501,458
	15,234	$6.56	15,234	June 19, 2020	$46,921
	72,713	$7.72	72,713	March 13, 2021	$139,609
	74,000	$7.95	74,000	May 12, 2022	$125,060

(1)	Value determined using the closing price of the Company’s Common Shares on December 31, 2014 on the Toronto Stock Exchange of $9.64.

CEO’s Compensation Look-back

The information in this section is for the three year period 2012-2014. The table sets out Ian Robertson’s three year average compensation, each of the compensation elements, and his compensation disclosed in the summary compensation table in each of the past three years, compared to the realized and realizable value of each of the compensation elements.

Ian Robertson has been president and Chief Executive Officer through this three year period. His three year average realized pay is higher than the grant date value disclosed in the summary compensation table reflecting the increase in value of PSU grants and stock option awards. The PSU awards in 2013 and 2014 included in this table will not vest unless performance criteria relating to those awards are met during the respective three year performance period. The first vesting for PSU awards granted to Ian Robertson will be January 1, 2016.

	Three Year Average	2014	2013	2012
Base Salary(1)	507,033	582,000	519,675	419,425
Annual Incentive Pay(2)	457,727	461,028	633,234	278,918
PSUs Awarded and Paid(3)	—	—	—	—
Options Exercised(4)	—	—	—	—
Retirement Savings and Other Benefits	73,547	84,569	74,482	61,591

Realized Compensation Subtotal	1,038,307	1,127,597	1,227,391	759,934

PSU Awards Outstanding(5)	240,161	385,330	335,154	—
Options Granted and Outstanding	766,753	553,945	547,903	1,198,412

Realizable Compensation Subtotal	1,006,915	939,275	883,057	1,198,412

Total Realized and Realizable Compensation (based on 2014 year end values)	2,045,222	2,066,872	2,110,448	1,958,346

Total Compensation as Reported in the Summary Compensation Table (based on Grant Date Value)	1,474,473	1,716,090	1,695,099	1,012,231

(1)	Base salary – salary amounts paid each year
(2)	Annual incentive pay – bonus amounts paid each year
(3)	PSUs awarded and paid – No PSUs awarded have yet vested. The first PSU grant was in 2013
(4)	Options exercised – the amount earned from options exercised from 2012 to 2014. Ian Robertson did not exercise any stock options in 2012, 2013, or 2014
(5)	PSUs outstanding – the outstanding PUSs granted in 2013 and 2014 have not vested as they are subject to performance criteria being met prior to vesting. Valued at $9.64, the closing price of Algonquin Common Shares on the TSX on December 31, 2014.
(6)	Options granted and outstanding – the amount that could be earned upon exercise of options that were granted from 2012 to 2014 based on $9.64, the closing share price of APUC Common Shares on the TSX on December 31, 2014.
(7)	Retirement savings and other benefits – values reported for 2012, 2013, and 2014 in the summary compensation table

Employment Arrangements

The Corporation entered into an executive employment agreement with each of Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chair, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on June 23, 2010. The Corporation entered into an executive employment agreement with Mr. Pasieka, the President of Liberty Utilities on September 1, 2011 and Mr. Snow, President of Algonquin Power Company on May 24, 2011. All such executive employment agreements are collectively referred to as the “Employment Agreements”.

Termination for Cause, Resignation and Change of Control

If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

Within twelve (12) months following a change in control of the Corporation, if Messrs. Robertson, Jarratt or Bronicheski are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twenty-four (24) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

Within twelve (12) months following a change in control of the Corporation, if Messrs. Snow or Pasieka are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twelve (12) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

The change of control termination provisions can be triggered upon the occurrence of any one party being entitled to cast 50% or more of the votes attached to all Common Shares of the Corporation and within 12 months of such occurrence, a material change to the employment conditions or duties of the executive that would materially adversely affect the nature and status of his or her responsibilities including, any change in title, position, or reporting relationship. Upon such events, the executive may elect with 90 days to terminate employment and receive change of control incremental amounts.

Termination for Reasons other than Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for eighteen (18) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would have vested within eighteen (18) months of the last day of employment and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for twelve (12) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would vest upon the end of the fiscal year in which termination occurs; and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Summary Termination Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2014 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement ($)	Bonus Entitlement ($)	Options ($)	Share- Based Awards(1) ($)	Benefits ($)	Total Payout ($)
Ian Robertson	Termination without Cause	873,000	628,560	367,282	335,154	124,604	2,328,600
	Termination upon Change of Control	1,164,000	838,080	551,930	720,484	166,139	3,440,633
Christopher Jarratt	Termination without Cause	697,500	502,200	293,826	268,117	79,914	1,841,557
	Termination upon Change of Control	930,000	669,600	441,544	576,385	106,552	2,724,081
David Bronicheski	Termination without Cause	463,500	231,750	111,740	107,419	58,387	972,766
	Termination upon Change of Control	618,000	309,000	164,943	218,442	77,809	1,388,194
David Pasieka	Termination without Cause	295,000	132,750	92,855	89,148	43,457	653,210
	Termination upon Change of Control	295,000	132,750	139,173	182,051	43,457	792,431
Michael Snow	Termination without Cause	295,000	132,750	92,855	89,148	42,538	652,291
	Termination upon Change of Control	295,000	132,750	139,173	182,051	42,538	791,512

(1)	The value of the share based units will be paid only where the relevant performance criteria have been met for the pro-rated period to the end of the fiscal year during which the termination date occurs.

Schedule “A”

Advisory Vote on Approach to Executive Compensation of Algonquin Power & Utilities Corp.

(the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2015 annual meeting of the Shareholders of the Corporation.

Schedule “B”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

(a)	The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

(a)	General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

(b)	Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards.

(c)	Independence of Chair of the Board / Lead Director – The chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the chair of the Board to be independent, then the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The chair of the Board, if independent, or the Lead Director if the chair of the Board is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The chair of the Board shall not be the chief executive officer of the Corporation.

(d)	Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

(e)	Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

(f)	Meetings Without Management - At each meeting of the Board, directors shall, under the oversight of the chair of the Board or the Lead Director, as applicable, meet without management being present.

3.	ELECTION OF DIRECTORS

(a)	Voting for Individual Directors – At each annual meeting of the Shareholders, the Corporation shall submit to its Shareholders the name of each candidate being recommended by the Board for election by the Shareholders. In an uncontested election of directors (as defined under Section 3.2), Shareholders shall be asked to vote (or withhold from voting) on each individual director (rather than on a slate of directors). In a contested election of directors, the Corporation will retain the discretion to use slate voting.

(b)	Majority Voting in Director Elections - In this Policy, an “uncontested election” shall mean an election at a Shareholder’s meeting of the Corporation in which the number of nominees for director (“Director”) shall be equal to the number of Directors to be elected. In a contested election, this Policy shall not apply and nominees shall be elected by plurality voting.

In an uncontested election of Directors, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender resignation to the Board. The Corporate Governance Committee of the Board shall, within 90 days of the Shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation shall become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

(i)	the Corporation shall issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(ii)	the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of Shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders of the Corporation; or (iii) call a special meeting of the Shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director shall not participate in any meeting of the Board or committee of the Board at which the resignation is considered. However, the Subject Director shall remain active and engaged in all other Board and other applicable Board committee activities, deliberations and decisions during this process. If each member of the Corporate Governance Committee received a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider whether to accept the Subject Director resignation, provided that if the only Directors who did not receive Majority Withheld Votes in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation of the Subject Directors.

This Policy, on an annual basis, shall be fully described in the materials sent to Shareholders of the Corporation in connection with a meeting at which Directors are to be elected. Following any uncontested meeting at which Directors are elected, the Corporation shall issue a news release disclosing the detailed voting results for each director candidate, which shall include one of the following:

(i)	the percentages of votes received “for” and “withheld” for each director;

(ii)	the total votes cast by ballot with the number each director received “for”; or

(iii)	the percentages and total number of votes received “for” each director.

If a formal count is not conducted, votes represented by proxy shall be disclosed.

The Board may at any time in its sole discretion supplement or amend any provision of this policy in any respect, subject to compliance with the TSX Company Manual. The Board will have the exclusive power and authority to administer this policy, including without limitation the right and power to interpret the provisions of this policy and make all determinations deemed necessary or advisable for the administration of this policy. All such actions, interpretations and determinations which are done or made by the Board in good faith will be final, conclusive and binding.

4.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

(a)	Strategic Planning

(i)	Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

(ii)	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

(iii)	Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(b)	Risk Management

(i)	General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

(ii)	Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

(c)	Human Resource Management

(i)	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

(ii)	Succession Review - At least annually, the Board shall, with the assistance of the Compensation Committee, as applicable, review the chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

(iii)	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

(d)	Corporate Governance

(i)	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

(ii)	Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(iii)	Ethics Reporting- At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

(e)	Financial Information

(i)	General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(ii)	Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

(iii)	Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

(f)	Communications

(i)	General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s Shareholders.

(ii)	Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

(g)	Committees of the Board

(i)	Board’s Committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Disclosure Committee and the Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

(ii)	Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the chair of the Board, as applicable, approved by the Board.

(iii)	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

(iv)	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

(v)	Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

(a)	Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

(b)	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

(i)	review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

(ii)	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

(iii)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

(c)	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

(d)	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

6.	OWNERSHIP GUIDELINES

(a)	Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the Shareholders. In particular, each director shall maintain equity ownership (the “Director Equity Guideline”) of a value equal to approximately three (3) times the value of his or her annual cash retainer.

(b)	Timing of Compliance – Directors will have up to five (5) years from the latter of the time of initial appointment or election to the Board or the adoption of the policy related to the Director Equity Guideline to achieve the Director Equity Guideline. The Board may vary the time for compliance in extenuating circumstances.

(c)	Valuation – Equity ownership will be calculated on the basis of the market value of the Common Shares of the Corporation at the time such valuation is made, subject to the Board’s discretion with regard to short-term fluctuations in the market price of the Common Shares.

7.	ORIENTATION, SELF-ASSESSMENT AND EVALUATION

(a)	Each director shall participate in orientation and continuing education programs developed for the Board.

(b)	At least annually, the Board shall along with the Corporate Governance Committee conduct regular assessments of the overall effectiveness of the Board, its committees, the chair of the Board and the chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.	CURRENCY OF MANDATE

The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of March 14, 2014.